Squire, Sanders & Dempsey L.L.P. 221 E. Fourth St., Suite 2900 Cincinnati, OH 45202 Office: +1.513.361.1200 Fax: +1.513.361.1201

Direct Dial:   +1.513.361.1230
smahon@ssd.com

May 13, 2010

VIA FAX AND EDGAR

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Limoneira Company
Amendment No. 3 to Registration Statement on Form 10
Filed May 4, 2010
File No. 0-53885

Dear Mr. Reynolds:

Thank you for your comment letter of May 12, 2010, to Harold Edwards, President of Limoneira Company, in respect of the above-referenced Amendment No. 3 to Registration Statement on Form 10.  We are counsel to Limoneira Company (the “Company”) in connection with the Registration Statement and very much appreciate your comments.  The following are the Company’s responses to your comments.  As discussed, after receiving your input regarding the Company’s responses the Company proposes to file an Amendment No. 4 to Registration Statement on Form 10, which will incorporate the Company’s responses to your comments.  For your ease of reference, we have restated in full below your comments and the Company’s responses.  Please be advised that the information herein has been obtained from the Company.

Grants of Plan-Based Awards in Fiscal Year 2009, page 51

1.
We repeat the first sentence of comment two of our April 29, 2010 letter.  For example, for Mr. Delmatoff, each of his three grants — two plan grants, one cash and one equity, plus the restricted share grant - should be reported on a separate line in the table.  Please revise or explain.

The Company will revise the grants table to list each grant on a separate line as follows:

Cincinnati • Cleveland • Columbus • Houston • Los Angeles • Miami • New York • Palo Alto • Phoenix • San Francisco • Tallahassee • Tampa
Tysons Corner • Washington DC • West Palm Beach  |  Bogotá+ • Buenos Aires+ • Caracas • La Paz+ • Lima+ • Panamá+ • Rio de Janeiro • Santiago+
 Santo Domingo • São Paulo  |  Beirut+ • Bratislava • Brussels • Bucharest+ • Budapest • Frankfurt • Kyiv • London • Moscow • Prague • Riyadh+ • Warsaw
Beijing • Hong Kong • Shanghai • Tokyo                                   + independent network firm
www.ssd.com

John Reynolds	Squire, Sanders & Dempsey L.L.P.
May 13, 2010

Grants of Plan-Based Awards in Fiscal Year 2009

The following table provides information about grants of equity and non-equity plan-based awards to the named executive officers in the fiscal year ended October 31, 2009:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Award Year	Threshold ($)	Target ($)	Maximum ($)	Award Amount	Maximum (#)	Award Amount	Grant Date	All Other Stock Awards: Number of Shares of Stock (#)(4)(5)	Grant Date Fair Value of Stock and Option Awards ($)

Harold Edwards	Fiscal 2009(1)	N/A	N/A	N/A	0(3)
	Fiscal 2009(1)					42,750	0
	Fiscal 2008(2)							12/24/2008	47,840	598,478

Don Delmatoff	Fiscal 2009(1)	10,750	43,000	215,000	0
	Fiscal 2009(1)					20,430	0
	Fiscal 2008(2)							12/24/2008	22,860	285,979

Alex Teague	Fiscal 2009(1)	12,500	50,000	250,000	0
	Fiscal 2009(1)					23,750	0
	Fiscal 2008(2)							12/24/2008	26,580	332,516

Peter Dinkler	Fiscal 2009(1)	5,537	22,148	110,742	0
	Fiscal 2009(1)					1,980	0
	Fiscal 2008(2)							12/24/2008	2,210	27,647

(1)	For performance beginning November 1, 2008 ending October 31, 2009.

(2)	For performance beginning November 1, 2007 ending October 31, 2008.

(3)
Mr. Edwards is eligible to receive an annual discretionary cash-based incentive bonus as determined by our Compensation Committee. His Fiscal 2008 non-equity bonus was $200,000 (48% of salary) and his fiscal 2007 non-equity bonus was $144,000 (36% of salary).

(4)
On December 24, 2008, we granted our named executive officers, 4,784, 2,286, 2,658 and 221 shares, respectively, of restricted shares of our Common Stock at a grant date fair value per share of $125.10 in respect fiscal 2008 performance.  No other grants of stock awards were made during fiscal 2009.  The number of shares included in the table for each executive officer has been adjusted to reflect the stock split approved by our stockholders on March 23, 2010. The restricted stock vests, ratably, one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant.  Upon termination of employment of any named executive officer, any unvested shares of such terminated officer on the date of his termination revert to the company.

(5)
All such shares, whether vested or unvested, are considered issued and outstanding on the date of grant, and our named executive officers have voting right with respect to, and receive any dividends on, such shares granted to them.  Upon termination of employment, any dividends received by the terminated named executive officer on unvested shares are for the benefit of, and are to be repaid by such named executive officer, to the company.

John Reynolds	Squire, Sanders & Dempsey L.L.P.
May 13, 2010

Directors Compensation Table. page 53

2.
With regard to comment three of our April 29, 2010 letter, the grants table should report all grants whether or not the awards were actually earned by the named executive officer.  The first sentence of the second paragraph says, "Mr. Edwards is eligible to receive an annual discretionary cash-based incentive bonus as determined by our compensation committee." This disclosure appears to indicate that a grant was made, even though no incentive compensation was paid.  Please revise or explain.

The Company will revise the first sentence of the second paragraph under “Annual Performance Cash-Based Incentive Bonuses” to state: “Notwithstanding that Mr. Edwards is eligible to receive an annual discretionary cash-based incentive bonus as determined by our compensation committee, based on our overall financial performance in fiscal 2009, our compensation committee did not award an annual discretionary cash-based incentive bonus to Mr. Edwards for fiscal 2009.”

Thank you for your time and attention to Limoneira Company’s Registration Statement on Form 10.  Should you have any questions concerning the responses to your comments, please do not hesitate to contact me at 1.513.361.1230.

Sincerely,

/s/ Stephen C. Mahon

Stephen C. Mahon

cc:	Ms. Janice McGuirk, Division of Corporation Finance